[LETTERHEAD OF RESTORATION HARDWARE, INC.]

April 20, 2005

Mr. Anthony Watson

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3-8

Re:          Restoration Hardware, Inc.

Item 4.02 Form 8-K filed March 31, 2005

File No. 0-24261

Dear Mr. Watson:

We are providing this letter in response to the comment letter to Restoration Hardware, Inc., a Delaware corporation (the “Company”), dated April 4, 2005 (the “Comment Letter”) in connection with the Staff’s review of the Company’s Form 8-K filed on March 31, 2005 (Commission File No. 0-24261).

For your convenience we have set forth below the Staff’s comments from the Comment Letter followed by the Company’s response to each comment.

1.                                      Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

•                  the date of the conclusion regarding the non-reliance;

•                  a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

•                  a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant of the matters disclosed in the filing pursuant to this Item 4.02(a).

The Company has filed a Form 8-K/A to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the information set forth above.

2.                                      Please tell us your basis in GAAP for recording the error as an adjustment to the equity for fiscal 2001 versus recording the error in the period you made the correction.  Please note, if the cumulative effect is material to current operations, or to the trend of the reported results of operations, then the individual income statements of the earlier years should be retroactively adjusted.  See paragraphs 36-38 of APB 20 and SAB Topic 5:F.

The Company determined that it had an error in the calculation of its income tax benefit in its fiscal 2001 financial statements. The press release accompanying the Company’s Form 8-K filing had this statement regarding the restatement for income taxes:

“The restatement will also include a reduction in equity in the Company’s balance sheet as of January 31, 2004 to correct an error of approximately $650 thousand relating to the Company’s tax provision calculation for 2001.”

Subsequent to the filing of the Form 8-K, the correction of this error resulted in a restatement to the previously reported fiscal 2001 income tax benefit and ending stockholders’ equity as reflected in Item 6. Selected Financial Data of the Company’s recently filed Annual Report on Form 10-K. The balance sheet effect of that error on financial statements subsequent to fiscal 2001 was to reduce stockholders’ equity by approximately $650 thousand without further impact on the Company’s statement of operations on any subsequent fiscal year. The Company respectfully submits that the adjustment did not have a material impact upon either results or the trend of results in fiscal 2001.  The Company recorded a net loss attributable to common stockholders for fiscal 2001 of approximately $35 million.

*  *  *

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly at 415-945-3578.  For future reference, the Company’s fax number is 415-927-7264.  Kindly copy Gavin B. Grover of Morrison & Foerster LLP (fax: 415-268-7522) on any future correspondence.

Sincerely,

/s/ Patricia A. McKay
Patricia A. McKay

cc:                                 Gavin B. Grover - Morrison & Foerster LLP